September 1, 2009

VIA FACSIMILE AND EDGAR TRANSMISSION

Ms. Jennifer Hardy, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Petróleo Brasileiro S.A.—Petrobras
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed May 22, 2009
File No. 1-15106

Petrobras International Finance Company
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed May 22, 2009
File No. 1-33121

Dear Ms. Hardy:

By letter dated August 19, 2009, the Securities and Exchange Commission (the “Commission”) provided certain comments related to the annual reports on Form 20-F filed on May 22, 2009, by Petróleo Brasileiro S.A.—Petrobras (“Petrobras”) and Petrobras International Finance Company (“PifCo,” and together with Petrobras, the “Companies”). The Companies are submitting herewith, via EDGAR and facsimile, responses to the Commission’s comments. For convenience, we have reproduced in italics the staff’s comments and have provided responses immediately below the comments.

Comment

1.            We note from your response to the staff in your November 1, 2005 letter that, as of that date, you had abandoned all projects in Cuba. We note also March and April 2009 and October 2008 news articles discussing an exploration and production deal you entered into with Cuba in October 2008. Your Form 20-F does not include disclosure regarding operations in Cuba. Please describe to us the nature and extent of your past, current, and anticipated business contacts with Cuba, if any, whether through affiliates, distributors, resellers, subsidiaries, or other direct or indirect arrangements. Your

Ms. Jennifer Hardy, Esq.

response should describe in reasonable detail any products, equipment, components, technology, or services you have provided into Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have with the government of Cuba or entities controlled by the government.

Response to Comment

Past Operations in Cuba

As described in our letter to the Commission of November 1, 2005, Petrobras had offshore drilling operations in Cuba from 1998 to 2001 with a total investment of U.S.$11.2 million. The well went dry and was abandoned on March 27, 2001. Also as described in our letter of November 1, 2005, Petrobras conducted feasibility studies on offshore exploration, production, refinery upgrade and lubricant manufacturing projects in partnership with Cuba Petroleo (“Cupet”) between August 2003 and March 2005, when all of the proposed projects were abandoned.

Current Operations in Cuba: Exploration of Block N37

On October 31, 2008, Petrobras, through its wholly owned indirect subsidiary Petrobras Middle East BV (“Pemid”), signed an oil exploration and production sharing agreement with Cupet for offshore Block N37 in the Gulf of Mexico. Block N37 is located between three and 12 km (1.9 to 7.5 miles) off Cuba’s northern coast. Under the agreement with Cupet, Petrobras has the right to explore Block N37 for seven years, and may produce oil and gas from economically viable discoveries for an additional 25 years. The seven-year exploration phase is divided into four sub periods of between 18 and 24 months each. At the end of each sub period, Petrobras must determine whether to continue exploration activities in Block N37 based on the results of seismic and other studies completed to date.

Petrobras will deploy its own oil and gas technology in Block N37, and hire international seismic data acquisition and other service companies as needed. Petrobras guaranteed a minimum investment of U.S.$4 million in Block N37 during the first sub period of the exploration phase of the project, which began on November 11, 2008, and will expire on May 10, 2010. During the first sub period, Petrobras has paid U.S.$3.04 million to acquire 2D seismic and other data about Block N37 from an international surveyor. Petrobras will spend an estimated additional U.S.$3 million to process this information, to conduct geological and geophysical studies and to pay for management and administrative costs. Therefore, the total investment for this first sub period is not expected to exceed U.S.$6 million.

In order to attend the requirements of the exploration and production sharing agreement signed with Cupet, Petrobras has opened a small representative office in Havana, Cuba staffed by one Cupet employee. Petrobras may need to hire additional Cupet employees if it decides to enter the second sub period of the seven-year exploration phase as described below.

Ms. Jennifer Hardy, Esq.

Anticipated Operations in Cuba

Petrobras has not yet decided whether to continue operations in Block N37 after May 10, 2010, when the first sub period under the agreement with Cupet will expire. If Petrobras determines that further exploration is warranted, it will enter into the second sub period and will be obligated to drill a test well in Block N37. The second sub period will begin in May 2010 and will expire in May 2012.

Petrobras has also resumed technical and feasibility studies and is developing negotiations in relation to possible lubricants manufacturing project in Cuba, through a partnership with Cupet.

* * *

The Companies make the following acknowledgments:

•	the Companies are responsible for the adequacy and accuracy of the disclosure in their respective filings;

•	comments of the Commission staff, or changes to disclosure in response to such comments, do not foreclose the Commission from taking any action with respect to the filings; and

•	the Companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Ms. Jennifer Hardy, Esq.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Francesca Odell at Cleary Gottlieb Steen & Hamilton LLP at (212) 225 2530 (direct) or (212) 225 3999 (facsimile).

Very truly yours,

/s/ Almir Guilherme Barbassa

Petróleo Brasileiro S.A.—Petrobras

Name: Almir Guilherme Barbassa

Title:   Chief Financial Officer

/s/ Sérvio Túlio da Rosa Tinoco

Petrobras International Finance Company

Name: Sérvio Túlio da Rosa Tinoco

Title:   Chief Financial Officer

cc:	Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission

Francesca Odell Cleary Gottlieb Steen & Hamilton LLP